Exhibit 99.4

Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2011 and 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

June 22, 2011

Independent Auditor’s Report

To the Shareholders
of Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation, which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of
PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation as at March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2011 and 2010

	2011	2010
	$	$
Assets

Current assets
Cash and cash equivalents	9,628,020	11,661,745
Short-term investments	2,304,465	2,320,372
Amounts receivable (note 7)	41,919	25,052
Prepaid expenses (note 4)	81,570	109,566
	12,055,974	14,116,735
Property and equipment (note 3)	732,977	749,455
Deferred development costs - net of accumulated amortization of $nil (2010 - $nil)	201,500	-
Goodwill	1,254,930	1,254,930
	14,245,381	16,121,120
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	1,328,920	401,179

Shareholders’ Equity (note 4)

Capital stock (note 7)	47,158,758	44,236,390
Contributed surplus	3,762,983	3,762,983
Options	8,115,843	5,236,268
Warrants	-	171,972
Deficit	(46,121,123)	(37,687,672)
	12,916,461	15,719,941
	14,245,381	16,121,120

Subsequent event (note 12)

Approved by the Board of Directors
(signed) Johann Tergesen	Director	(signed) Richard O’C. Whittall	Director

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Expenses
General and administrative (notes 4 and 7)	3,922,482	3,177,036
Research and development (note 5)	2,764,045	2,101,159
Professional fees (note 4)	1,716,424	1,296,863
Management fees (note 7)	165,563	169,496
Amortization of property and equipment	3,667	3,379

Loss from operations	(8,572,181)	(6,747,933)

Interest and other income (note 7)	138,730	87,611

Loss and comprehensive loss for the year	(8,433,451)	(6,660,322)

Deficit - Beginning of year	(37,687,672)	(31,027,350)

Deficit - End of year	(46,121,123)	(37,687,672)

Basic and diluted loss per share (note 6)	(0.29)	(0.24)

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Cash flows from operating activities
Loss for the year	(8,433,451)	(6,660,322)
Items not affecting cash
Amortization of property and equipment	178,050	163,969
Loss on disposal of property and equipment	-	924
Stock-based compensation expense	3,718,096	2,649,297
	(4,537,305)	(3,846,132)
Changes in non-cash working capital items
Amounts receivable	(16,867)	10,569
Prepaid expenses	(3,634)	(23,542)
Accounts payable and accrued liabilities	927,741	54,449
	(3,630,065)	(3,804,656)
Cash flows from investing activities
Decrease (increase) in short-term investments	15,907	(2,320,372)
Acquisition of property and equipment	(180,608)	(288,503)
Development costs deferred	(105,852)	-
Proceeds from disposal of property and equipment	-	828
	(270,553)	(2,608,047)
Cash flows from financing activities
Issue of capital stock - net of issue costs	1,866,893	15,832,472

(Decrease) increase in cash and cash equivalents	(2,033,725)	9,419,769

Cash and cash equivalents - Beginning of year	11,661,745	2,241,976

Cash and cash equivalents - End of year	9,628,020	11,661,745

Cash and cash equivalents consist of
Cash	531,516	61,554
Cash equivalents	9,096,504	11,600,191
	9,628,020	11,661,745
Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	76,613	-
Amortization of property and equipment charged to deferred development costs	19,035	-

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing CLARISOY®, a soy protein isolate, and two canola proteins, Puratein® and Supertein™ (the Products).

a)	CLARISOY®

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein world-wide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) a royalty stream payable to Burcon on a quarterly basis that begins upon the signing of a definitive agreement, (c) the engineering and design of an initial commercial CLARISOY® production plant to be completed by ADM concurrent with the completion of a definitive agreement, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the twenty-year Soy Agreement. Maintaining the CLARISOY® soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Puratein® and Supertein™

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, was US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the GRAS notification process, Burcon has agreed to reimburse ADM its share of the costs being US$360,000 (CA$355,680). At March 31, 2011, that amount has been accrued for in accounts payable and accrued liabilities and charged to research and development expense. These funds will be deposited to an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

(1)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

2	Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Burcon NutraScience (MB) Corp. All material intercompany transactions and balances have been eliminated on consolidation.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly-liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

(2)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

Financial instruments

The Company classifies its financial instruments into one of five categories; held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost, the Company’s financial instruments are measured at fair value. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive loss until the investment is derecognized or impaired at which time the amounts are recorded in operations; non-financial derivatives are measured at fair value with changes in fair value recorded in operations unless hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive loss.

The Company classifies its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value; amounts receivable as loans and receivables, which are measured at amortized cost; and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

The Company has no derivative instruments.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

(3)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related product or process is clearly defined and the costs attributable thereto can be identified; the technical feasibility of the product or process has been established; management has indicated its intention to produce and market, or use, the product or process; the future market for the product or process is clearly defined; and adequate resources exist, or are expected to be available, to complete the project. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY®. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing with the commercial production of the product.

Impairment of long-lived assets

The Company tests property and equipment and deferred development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. If the carrying value of an asset or group of assets exceeds the undiscounted estimated future cash flows related to the asset or group of assets, an impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the fair value of the asset or group of assets.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, the Company subjects goodwill to an impairment test based upon a comparison of the carrying amount to the implied fair value of the goodwill. Any impairment in the carrying amount of goodwill is charged to operations in the period such impairment is identified.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

(4)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

Investment tax credits

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. ITCs are recognized as a reduction in research and development costs in the period in which there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition of property and equipment are recognized as a deduction from the costs of those assets in the period there is reasonable assurance that the credits will be realized. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based compensation

The Company accounts for stock-based compensation granted to employees and non-employees using the fair value method calculated using the Black-Scholes option pricing model. For options granted to employees, officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period or capitalized to deferred development costs if the criteria for deferral are met. For options granted to non-employees, the fair value is measured as of the earliest of a) the date performance is complete, b) the date a performance commitment is reached, and c) the date the options are granted if they are fully vested and non-forfeitable. The cost is recognized over the period in which the goods or services from the non-employees are received with a corresponding amount recorded as options in shareholders’ equity. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. The effects of forfeitures are accounted for in the period of forfeiture.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

(5)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

3	Property and equipment

			2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Equipment	3,135,746	2,416,236	719,510
Computer equipment	53,445	39,978	13,467
	3,189,191	2,456,214	732,977

			2010
		Accumulated
	Cost	amortization	Net
	$	$	$
Equipment	2,956,962	2,224,530	732,432
Computer equipment	51,621	34,598	17,023
	3,008,583	2,259,128	749,455

(6)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

4	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

Issued
	Number of
	shares	Amount
		$
Balance - March 31, 2009	25,888,759	28,268,997

Issued during the year for cash
Equity offering	2,942,950	16,921,963
Share issue costs (note 7)	-	(1,717,061)
Options exercised	224,371	445,970
Transferred from options upon exercise of options	-	316,521

Balance - March 31, 2010	29,056,080	44,236,390

Issued during the year for cash
Options and warrants exercised	749,477	1,866,893
Transferred from options and warrants upon exercise of options and warrants	-	1,055,475

Balance - March 31, 2011	29,805,557	47,158,758

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model and has been included in Warrants. During the year ended March 31, 2011, 111,477 (2010 - 6,241) Agents’ Warrants were exercised.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

(7)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2011, 2,040,871 (2010 - 2,548,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 3, 2009, the shareholders of the Company approved an increase of 1,046,343 to the option plan. An additional 41,045 (2010 - 171,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

		2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding - Beginning of year	2,548,871	5.59	1,877,002	3.07

Granted	130,000	8.81	990,000	9.39
Exercised	(638,000)	1.92	(218,130)	1.88
Expired	-	-	(50,001)	1.72
Forfeited	-	-	(50,000)	6.25

Outstanding - End of year	2,040,871	6.94	2,548,871	5.59

			2011	2010
			$	$
Balance - Beginning of year			5,236,268	3,003,446

Stock-based compensation to employees			3,724,153	2,568,605
Stock-based compensation to consultants			38,926	28,545
Transfer to capital stock upon exercise of options			(883,504)	(306,894)
Expired			-	(57,434)

Balance - End of year			8,115,843	5,236,268

(8)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
Range of	at March 31,	contractual	exercise	at March 31,	exercise
exercise prices	2011	life	price	2011	price
$		(years)	$		$
2.80 to 3.30	565,871	1.07	3.17	565,871	3.17
5.67 to 6.50	440,000	2.75	5.78	418,333	5.75
8.65 to 9.60	1,035,000	8.75	9.50	461,666	9.46
	2,040,871			1,445,870

The fair value of each option is estimated as at the date of grant or other measurement date as required by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 using the Black-Scholes option pricing model and the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Expected volatility	75.1%	80.3%
Risk-free interest rate	3.5%	3.0%
Expected average option term (years)	8.4	8.2

The weighted average fair value of the options granted during the year ended March 31, 2011 was $6.72 (2010 - $7.37) per option.

Included in research and development expenses is $925,754 (2010 - $565,111) (note 5) of stock-based compensation and included in general and administrative expenses is $2,760,712 (2010 - $2,032,038) of a combination of stock-based compensation and costs settled by way of stock options. Included in professional fees is $31,630 (2010 - $52,148) relating to services settled by way of stock options. Included in deferred development costs is $76,613 (2010 - $nil) of stock-based compensation and included in prepaid expenses is $nil (2010 - $31,630) of consulting costs settled by way of stock options.

(9)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

d)	Warrants

As at March 31, 2011, the following warrants were outstanding:

March 31,				March 31,	Exercise	Expiry
2010	Granted	Exercised	Expired	2011	price	date
					$
111,477	-	(111,477)	-	-	5.75	December 18, 2010

5	Research and development

	2011	2010
	$	$
Salaries and benefits (note 4)	1,772,127	1,450,073
Toxicology trials	355,680	3,567
Laboratory operation	318,605	338,158
Amortization	174,383	160,590
Rent	73,612	75,987
Analyses and testing	53,553	50,454
Travel and meals	16,085	22,330
	2,764,045	2,101,159

Since inception, the Company has expensed $20,093,529 (2010 - $17,329,484) on research and development.

6	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2011	2010
	$	$
Loss for the year, being loss attributable to common shareholders - basic and diluted	8,433,451	6,660,322

	Shares	Shares
Weighted average common shares - basic and diluted (a)	29,545,189	28,286,590
Basic and diluted loss per share	(0.29)	(0.24)

(10)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

a)	For the years ended March 31, 2011 and 2010, the Company excluded the potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

7	Related party transactions

Included in general and administrative expenses for the year ended March 31, 2011 is $40,777 (2010 - $28,131) for the rental of office space, for services, and for equipment rental from companies related by virtue of a common shareholder, directors, and officers.

For the year ended March 31, 2011, included in management fees is $165,563 (2010 - $169,496) for services provided by a company related by virtue of common shareholders and officers. At March 31, 2011, $nil (2010 -$6,280) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2011, included in interest and other income is $2,093 (2010 - $nil) for management services provided to a company related by virtue of common shareholders and officers. At March 31, 2011, $819 (2010 - $nil), of this amount is included in amounts receivable. Also included in capital stock are share issue costs of $nil (2010 -$18,523) for services provided by a company related by virtue of common shareholders, directors and officers.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2011	2010
	$	$
Recovery of income taxes based on the combined statutory income tax rate of 29.10% (2010 - 30.30%)	(2,454,000)	(2,018,000)
Change in valuation allowance on future income tax assets	1,250,000	424,000
Adjustment to future income tax assets for changes in tax rates	122,000	168,000
Non-deductible items and tax adjustments	1,082,000	877,000
Non-capital losses expired	-	549,000
Recovery of income taxes	-	-

(11)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

As at March 31, 2011, the Company has non-capital losses of approximately $19,213,000 (2010 - $15,032,000) available to reduce taxable income in future years. These losses expire as follows:

$
2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,576,000
2031	4,181,000
19,213,000

In addition, the Company has SR&ED expenditures of approximately $10,132,000 available to carry forward indefinitely.

The investment tax credits of $4,035,000 may be used to offset future income taxes otherwise payable and expire between 2014 and 2031.

The tax effects of temporary differences that give rise to future income tax assets are as follows:

	2011	2010
	$	$
Future income tax assets
SR&ED expenditures	2,554,000	2,363,000
Losses from operations carried forward	5,050,000	3,928,000
Financing costs	230,000	321,000
Property and equipment	116,000	87,000
	7,950,000	6,699,000
Valuation allowance	(7,950,000)	(6,699,000)
	-	-

Management believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Company has recorded a full valuation allowance.

(12)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

9	Financial instruments

Fair values

The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying
	amount		Fair value
		Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Cash and cash equivalents	9,628,020	-	9,628,020	-
Short-term investments	2,304,465	-	2,304,465	-
Amounts receivable	41,919	-	41,919	-

Financial liabilities
Accounts payable and accrued liabilities	1,328,920	-	1,328,920	-

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2011, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.01% (2010 - 0.74%) and the weighted average interest rate earned on the short-term investments was 1.47% (2010 - 1.22%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2011 is estimated to be a $96,000 increase or decrease in interest income per year. Similarly, the impact of a 1.5% strengthening or weakening of interest rates on the Company’s short-term investments at March 31, 2011 is estimated to be a $35,000 increase or decrease in interest income per year, respectively.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 10). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2011 was $1,328,920, all of which is within the next 12 months.

10	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2011.

11	International Financial Reporting Standards (IFRS)

Effective for fiscal years beginning on or after January 1, 2011, IFRS will replace GAAP for Canadian publicly accountable enterprises. The Company will implement these standards on April 1, 2011.

In accordance with IFRS, the Company will be required to report its results commencing with its fiscal year ending March 31, 2012, with the quarter ending June 30, 2011 being the first set of consolidated financial statements prepared under IFRS. Comparative figures for the quarter ended June 30, 2010 will be presented, including an opening balance sheet as at April 1, 2010 reconciled from current Canadian GAAP to IFRS.

Although the conceptual framework of IFRS is similar to that of Canadian GAAP, there are some differences on recognition, measurement and disclosure that are being addressed during the Company’s implementation plan.

Most adjustments required on transition to IFRS will be made retrospectively against opening deficit on April 1, 2010. Transitional adjustments relating to those standards, where restatement of comparative figures is not required, will be made on the first day of the fiscal year of adoption, being April 1,2011.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

IFRS 1, First-time Adoption of International Financial Reporting Standards, applies only at the time of changeover to IFRS. This standard requires first-time adopters to select accounting policies that comply with each pronouncement in effect at the start of its first IFRS reporting period, being April 1, 2011 for the Company, and retrospectively apply those policies as if they were always in effect. However, IFRS 1 provides a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

The International Accounting Standards Board (IASB) currently has several projects underway in its work plan with anticipated completion dates in calendar years 2011 and 2012. These projects are expected to result in new or amended IFRS pronouncements. The Company will continue to monitor standard developments issued by the IASB and regulatory developments issued by the Canadian Securities Administrators and assess their impact on the Company’s first and subsequent IFRS reporting periods.

Differences between Canadian GAAP and IFRS may have a significant impact on the Company’s consolidated financial statements. The Company is in the process of finalizing the quantifiable impact to its financial position and results of its operations.

12	Subsequent event

Subsequent to March 31, 2011, employees, directors and officers exercised options for 165,517 common shares at an exercise price of $2.85 per share.

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